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                              May 25, 2021

       Daniel O   Connell
       Chief Executive Officer
       Acumen Pharmaceuticals, Inc.
       427 Park St.
       Charlottesville, VA 22902

                                                        Re: Acumen
Pharmaceuticals, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 14,
2021
                                                            CIK No. 0001576885

       Dear Mr. O   Connell:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Team, page 3

   1. We note your revised disclosure in response to prior comment 4. Please expand your disclosure to describe
the nature of the support provided by each institutional
                                                        investor identified in
the first full paragraph on page 4. Additionally, please disclose whether you have
agreements with any of the identified investors for the placement of additional securities
of the company.
 Daniel O   Connell
FirstName  LastNameDaniel O   Connell
Acumen Pharmaceuticals, Inc.
Comapany
May        NameAcumen Pharmaceuticals, Inc.
     25, 2021
May 25,
Page 2 2021 Page 2
FirstName LastName
       You may contact Jeanne Bennett at 202-551-3606 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Darren DeStefano